UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           GUNTHER INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403203 10 2
                                   -----------
                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403203 10 2

1      NAME OF REPORTING PERSON: June H. Geneen, Executor
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)     [x]
                                                                     (b)     [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS: Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e):                                                [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States

       NUMBER OF      7       SOLE VOTING POWER:   -0-
        SHARES
     BENEFICIALLY     8       SHARED VOTING POWER:   1,613,313 Shares
       OWNED BY
         EACH         9       SOLE DISPOSITIVE POWER:  -0-
       REPORTING
      PERSON WITH     10      SHARED DISPOSITIVE POWER:  1,613,313 Shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:   1,613,313 Shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14     TYPE OF REPORTING PERSON: IN




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




CUSIP No. 403203 10 2

1      NAME OF REPORTING PERSON: Phil E. Gilbert, Jr., Executor
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)    [x]
                                                                      (b)    [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS: Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e):                                                [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States

       NUMBER OF          7       SOLE VOTING POWER:   -0-
        SHARES
     BENEFICIALLY         8       SHARED VOTING POWER:   1,613,313 Shares
       OWNED BY
         EACH             9       SOLE DISPOSITIVE POWER:  -0-
       REPORTING
      PERSON WITH         10      SHARED DISPOSITIVE POWER: 1,613,313 Shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:   1,613,313 Shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14     TYPE OF REPORTING PERSON: IN




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




CUSIP No. 403203 10 2

1     NAME OF REPORTING PERSON: Thomas W. Keesee, Jr., Executor
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)      [x]
                                                                    (b)      [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS: Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

      NUMBER OF          7       SOLE VOTING POWER:   -0-
       SHARES
    BENEFICIALLY         8       SHARED VOTING POWER:   1,613,313 Shares
      OWNED BY
        EACH             9       SOLE DISPOSITIVE POWER:  -0-
      REPORTING
     PERSON WITH         10      SHARED DISPOSITIVE POWER:  1,613,313 Shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:   1,613,313 Shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14    TYPE OF REPORTING PERSON: IN




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




CUSIP No. 403203 10 2

1 NAME OF REPORTING PERSON: United States Trust Company of New York I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-381-8954

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)      [x]
                                                                    (b)      [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: Not Applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e):                                               [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: New York

        NUMBER OF          7       SOLE VOTING POWER:   -0-
         SHARES
      BENEFICIALLY         8       SHARED VOTING POWER:   1,613,313 Shares
        OWNED BY
          EACH             9       SOLE DISPOSITIVE POWER:  -0-
        REPORTING
       PERSON WITH         10      SHARED DISPOSITIVE POWER:  1,613,313 Shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:   1,613,313 Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14      TYPE OF REPORTING PERSON: CO




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



     This Amendment No. 1, dated January 20, 1999. to the Statement on Schedule 13D dated November 24, 1998, of June H. Geneen, Phil E. Gilbert, Jr., Thomas W. Keesee, Jr. and United States Trust Company of New York (collectively, the "Executors"), as executors of the Estate of Harold S. Geneen (the "Estate"), is being filed as a result of the expiration, on December 20, 1998, of warrants held by Park Investment Partners, Inc. ("Park Investment") to purchase an aggregate of 100,400 shares of Common Stock of the Issuer, and warrants held by the Estate to purchase 2,667 shares of Common Stock. Capitalized terms herein which are not defined herein shall have the same meanings as in the said Statement on Schedule 13D dated November 24, 1998.

Item 4. Purpose of the Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The Warrants issued to Gunther Partners LLC ("GP") pursuant to the Omnibus Agreement became exercisable on January 1, 1999, and expire on October 1, 2003, and the exercise price of the Warrants is $1.50 per share, subject to adjustment in certain events. As of the date of this Amendment No. 1, the Warrants would be exercisable for 2,591,616 Warrant Shares. Based on information obtained from Amendment No. 6 to the Statement on Schedule 13D filed by GP, Four Partners, and Four-Fourteen Partners, LLC with respect to their beneficial ownership of Common Stock ("Amendment No. 6"), the Executors believe that on November 17, 1998, GP transferred all of the Warrants to its members as follows: (a) Four Partners -- Warrants to purchase 2,105,688 Warrant Shares; (b) Robert Spiegel -- Warrants to purchase 388,742 Warrant Shares; (c) Richard Spiegel 1987 Trust -- Warrants to purchase 64,790 Warrant Shares; and (d) Thomas M. Steinberg -- Warrants to purchase 32,395 Warrant Shares.

     Also in connection with the Omnibus Agreement, the Issuer, Park Investment, Gerald H. Newman, GP, the Estate, Four Partners and Robert Spiegel entered into a Voting Agreement dated as of October 2, 1998 (the "Voting Agreement"), pursuant to which the parties agreed to vote all shares of capital stock of the Issuer owned by them at any time for election to the Board of Directors of the Issuer of a number of individuals nominated by GP sufficient to constitute a majority of the Board of Directors, one individual nominated by the Estate and one individual nominated by Park Investment. At present, Robert Spiegel and Thomas M. Steinberg are the nominees of GP, no individual has been nominated by the Estate, and Mr. Newman is the nominee of Park Investment. Based on information obtained from Amendment No. 6 and from Amendment No. 5 dated October 7, 1998, to the Statement on Schedule 13D filed by GP, Four Partners and Robert Spiegel with respect to their beneficial ownership of Common Stock, the Executors believe that (i) GP has voting power with respect to no shares of currently outstanding Common Stock, (ii) Four-Fourteen Partners, LLC (as transferee of Four Partners) has sole voting power with respect to 494,189 currently outstanding shares of Common Stock, and (iii) Robert Spiegel has sole voting power with respect to 75,500 currently outstanding shares of Common Stock. In addition, the Executors have been advised by Gerald H. Newman that he has sole voting power with respect to 72,702 currently outstanding shares of Common Stock. Therefore, as of the date of this Amendment No. 1, the



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



Executors believe that Park Investment, Mr. Newman, the Estate, GP, Four Partners and Robert Spiegel own in the aggregate 2,255,704 currently outstanding shares of Common Stock, which are approximately 52.6% of the shares of Common Stock outstanding on January 11, 1999 (assuming no exercise of outstanding warrants and options), and that such 2,255,704 shares are currently those which are subject to the Voting Agreement.

     Apart from the foregoing, none of the Executors has a plan or proposal which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) The Executors are the joint beneficial owners of an aggregate of 1,613,313 shares of Common Stock, or approximately 37.6% the 4,291,769 shares of Common Stock which, the Issuer has advised the Executors, were outstanding on January 11, 1999. These 1,613,313 shares are comprised of:

          (1) 225,824 shares of Common Stock held by the Estate, as to which shares the Executors share voting and dispositive power with each other; and

          (2) 1,387,489 shares of Common Stock held by Park Investment (a corporation which is 50% owned by the Estate), as to which shares the Executors share voting and dispositive power with each other and with Gerald H. Newman (the other 50% owner of Park Investment):

     See Item 4 in this Amendment No. 1 for a description of certain voting rights shared by the Executors, Park Investment and Mr. Newman with GP, Four Partners, Four-Fourteen Partners, LLC and Robert Spiegel pursuant to the Voting Agreement.

     The Executors have been advised that Gerald H. Newman is a citizen of the United States and is principally employed as a private investor. His business address is 17161 Coral Cove Way, Boca Raton, Florida 33496. To the best knowledge of the Executors, during the past five years, Mr. Newman has not been convicted in any criminal proceeding, and has not been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock have been effected by the Executors, the Estate, Park Investment or Mr. Newman since November 24, 1998, the date on which the original version of this Statement on Schedule 13D was signed, except that on January 1, 1999, 500 shares of Series B Common Stock of the Issuer held by Park Investment were automatically converted into 500 shares of Common Stock. Also, on December 20, 1998, warrants expired which had entitled Park Investment to purchase an aggregate of 100,400 shares of Common Stock, which had entitled the Estate to purchase 2,667 shares of Common Stock, and which had entitled Mr. Newman to purchase 2,667 shares of Common Stock.

     (d) No person other than the Estate, the Executors, Park Investment and Mr. Newman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    January 20, 1999



                                               /s/June H. Geneen
                                               -----------------
                                                 June H. Geneen



                                               /s/Phil E. Gilbert, Jr.
                                               -----------------------
                                                 Phil E. Gilbert, Jr.



                                               /s/Thomas W. Keesee, Jr.
                                               ------------------------
                                                 Thomas W. Keesee, Jr.


                                               UNITED STATES TRUST COMPANY
                                                     OF NEW YORK



                                               /s/George P. Ligotti
                                               --------------------
                                                 Print name:  George P. Ligotti
                                                 Title:       Vice President



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